

February 12, 2015

<u>Via E-mail</u>
Christopher Rohrbacher
Senior Vice President
Nuveen Investments, Inc.
333 West Wacker Drive
Chicago, IL 60606

      Re: **Nuveen Diversified Commodity Fund**
             Preliminary Proxy Statement on Schedule 14A
             Filed February 3, 2015
             File No. 001-34879

             Nuveen Long/Short Commodity Total Return Fund
             Preliminary Proxy Statement on Schedule 14A
             Filed February 3, 2015
             File No. 001-35710

Dear Mr. Rohrbacher:

We have limited our review of your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

1.   We note that your proposal presents multiple amendments to the Second Amended and Restated Trust Agreement, in the case of Nuveen Diversified Commodity Fund, and the Amended and Restated Trust Agreement, in the case of Nuveen Long/Short Commodity Total Return Fund. Please provide us with your analysis as to whether the matters covered by the proposal being presented to the funds' respective shareholders for consideration and approval should be unbundled into separate proposals. Refer to Rule 14a-4(a)(3) under the Exchange Act of 1934, as well as the staff´s Compliance and Disclosure Interpretations thereunder, available on the SEC´s website at http://www.sec.gov/divisions/corpfin/guidance/14a-interps.htm.

Christopher Rohrbacher
Nuveen Investments, Inc.
February 12, 2015
Page 2

        In addition, please tell us why you have not separately presented for consideration and approval the conversion of the funds to open-end exchange-traded funds.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or me at (202) 551-3655 if you have questions regarding our comments.

    Sincerely,

    /s/ Sonia Gupta Barros

    Sonia Gupta Barros
    Assistant Director

cc: J. Craig Walker, Esq.
        K&L Gates LLP